Exhibit 16


April 5, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Middlesex Water Company's Form 8-K dated March 31, 2006, and have the following comments:

1. We agree with the statements made in the first sentence of the first paragraph, the second paragraph, the third paragraph and the fourth paragraph.

2. We have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph or the fifth paragraph.

3. We have no basis on which to agree or disagree with the statement made in the third sentence of the first paragraph, except that we agree that we submitted a proposal to serve as Middlesex Water Company's independent registered public accounting firm.

Yours truly,

/s/ Deloitte & Touche LLP
Parsippany, New Jersey